Via Facsimile and U.S. Mail
Mail Stop 6010


March 14, 2006


Mr. Peter T. Kissinger
President, Chairman and CEO
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana  47906

      Re:	Bioanalytical Systems, Inc.
		Form 10-K for Fiscal Year Ended September 30, 2005
		Filed January 18, 2006
	File No.  0-23357

Dear Mr. Kissinger:

      On February 21, 2006, we received your letter February 16,
2006
letter in response to our February 9, 2006 letter. We have reviewed your letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis, page 17
Liquidity and Capital Resources, page 22
Comparative Cash Flow Analysis, page 22
1. Please revise your filing to provide the disclosure provided in your response to our comment 1.


Note 3. Acquisitions, page 40
2. Please refer to your response to our comment 2. It does not appear
that the lab sites meet the definition of an intangible asset as defined in FAS 142. This asset would appear to be property and equipment that should be depreciated over its estimated useful life in accordance with your accounting policy disclosed in Note 1.h. Please revise your filing or tell us why you believe a revision is not applicable.
*    *    *    *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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Peter T. Kissinger
Bioanalytical Systems, Inc.
March 14, 2006
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